ANNUAL RETURN CARD FORM
(Request for Interim Financial Statements)

TO:    REGISTERED AND NON-REGISTERED SHAREHOLDERS OF
         CANPLATS RESOURCES CORPORATION (the "Company")

National Instrument 54-101 — Shareholder Communication provides shareholders with the opportunity to elect annually to have their name added to an issuer’s SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to:

COMPUTERSHARE TRUST COMPANY OF CANADA
3rd Floor, 510 Burrard Street
Vancouver, British Columbia
V6C 3B9.

Name of Shareholder:	________________________________________________
(Please print)

Address:	________________________________________________

________________________________________________

Postal Code:	________________________________________________

Signature:	________________________________________________

Date:	________________________________________________